

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2025

JiJian You
Chief Executive Officer
Ningbo Zhenghe Trading Limited
Room 306 Build 2 Yangtze River Delta
Ecommerce Industrial Park
Shanghai, China 100005

      Re: Ningbo Zhenghe Trading Limited
          Amended Draft Registration Statement on Form F-1
          Submitted April 1, 2025
          CIK No. 0001974252

Dear JiJian You:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact Robert Arzonetti at 202-551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance